AEM SPA



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/257/2005/MAN/db





BY COURIER 05008127

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 13, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.



AEM SPA 

AEM AND EDF SIGNED THE AGREEMENTS FOR THE ACQUISITION OF CONTROL OF EDISON

AEM GROUP BECOMES THE SECOND NATIONAL PLAYER ACTIVE IN THE ELECTRICITY AND GAS SECTOR

Milan, May 13, 2005 – Today AEM SpA ("**AEM**"), EdF SA ("**EDF**"), Delmi SpA ("**Delmi**"of which AEM will hold at least 51% of the share capital), and WGRM Holding SpA ("**WGRM**"of which EdF holds 100% of the share capital), have signed an agreement to:

- purchase the joint-control of Edison SpA, through an acquisition vehicle participated 50% each by WGRM and Delmi, such vehicle being temporarily denominated NewCo;
- launch through NewCo a Mandatory Tender Offer ("**MTO**") on the Edison ordinary shares (the "**Shares**");
- launch through NewCo a Voluntary Tender Offer ("**VTO**") on the warrants issued by Edison ("**Warrants**") and convertible into Edison ordinary shares, (MTO and VTO, together, the "**Public Offers**"). No public offer will be launched on Edison saving shares.

  The deal will allow AEM (and the other industrial partners that will belong to Delmi's shareholding), to reach, jointly with EdF, the control of Edison. Moreover, the establishment of this new partnership among main sector players will allow Edison, the second national operator in the gas and electricity market, to benefit from an industrial and value creation oriented shareholder base, which will promote also the development of industrial synergies.

The transaction described above is subject to some condition precedents as stated in the Joint Statement released today by AEM and Edison (the "**Joint Statement**"). In addition to what is reported in the Joint Statement are the following points:

(A) **Corporate Governance**

Delmi and EdF have signed today the shareholder agreements at NewCo level aimed at ruling NewCo and Edison corporate governance also through statutory clauses. In particular it is provided that:

- NewCo Board of Director will consist of 10 directors, 5 of which will be appointed by Delmi and 5 by EdF;



- Edison Board of Director will consist of 12 directors, of which 10 will be the same of the NewCo board and 2 will be independent directors, jointly appointed by Delmi and EdF too;
- Delmi will have the right to appoint Edison Chairman and CFO;
- EdF will have the right to appoint Edison CEO and COO;
- Constituent quorum equal to 50% of the ordinary share capital are provided in second (and even third) meeting, for both the ordinary and extraordinary Edison meetings;

(B) **Purchase by NewCo of the Edison Shares and Warrants held by IEB**

It is provided that NewCo acquires from IEB:

- the Shares held by IEB at the closing date at €1.55/Share and
- the Warrants held by IEB at the closing date at €0.59/Warrant.

As of today IEB holds n. 2,631,736,000 Shares and n. 240,000 Warrants. On the basis of these figures (on which are based all the values included in this statement) the total cash-out for NewCo would be equal to €4,079mm.

The purchase of the Edison Shares and Warrants held by IEB will be financed by NewCo through its own financial sources and/or by financing issued by third parties. In particular, it is provided that EdF and Delmi will subscribe a capital increase in NewCo for an amount of around €1.44bn each and that the residual €1.2bn will be financed through a bank loan not guaranteed by the shareholders (or by an equal amount shareholder loan).

(C) **Public Offers**

NewCo will pay for each Share tendered in the MTO a price, as determined by law, equal to €1.86/Share and for each Warrant tendered in the VTO, a price equal to €0.87/Warrant, for a maximum total consideration of approximately €3.2bn, calculated assuming 100% tendering to the Public Offers and based on the current Edison shareholding structure.

(D) **Allocation of Edison Shares and Warrants tendered in PTO**

The rules for the allocation of the Shares and Warrants tendered in the Public Offers provide that:

- NewCo purchases a number of Shares and Warrants to ensure, together with Shares and Warrants acquired from IEB, a stake equal to at least 51% but not above 60% of the

Edison fully diluted share capital. The acquisition of such additional stake will be finance through shareholder loans;

- The Shares and the Warrants coming from the PTO exceeding that threshold will be split between EdF and Delmi. In particular, Delmi (or a third party appointed by Delmi which will act as principal and not as Delmi agent) will get Shares and Warrants from NewCo only if the level of tendering would be above 55%.
  For the abovementioned Shares and Warrants, Mediobanca and JPMorgan have already given their availability to buy from NewCo those Shares and Warrants, if requested by Delmi, and, in relation to this potential acquisition, they are defining a total return equity swap agreement with Delmi, which, while guaranteed by AEM, would keep the economic risk embedded in the market performance of these Shares and Warrants, until they are placed on the market.

The agreements between the parties provide that EdF bears in a more than proportional way the economic burden related to the Public Offers. In particular, in case of maximum level of acceptances to the Public Offers and on the basis of the current Edison shareholding structure, Delmi will pay for a weighted average price of €1.6/Share and of €0.736/Warrant.

(E) **Disbursement for Delmi and AEM**

The total amount of the cash disbursements and commitments for Delmi in relation to the above described transactions will be around €1.8 billion, besides the costs linked to the total return equity swap contract which will be signed by Delmi.

The total amount of the cash disbursements and commitments for AEM in case of a participation in Delmi equal to 51% will be around €0.9 billion and will be consistent with the preservation of a solid financial profile of the company.

(F) **Residual Public Offer**

Should the Edison free float, as a result of the Public Offers, be lower than the minimum threshold required by the relevant regulation, a Residual Public Offer will not be launched but rather NewCo will provide to restore or to make restored the minimum free float level to guarantee the ordinary stock trading under art. 108 of the TUF.

(G) **AEM stake in Delmi**

As of today, Delmi is 95% participated by AEM and 5% by SEL SpA, utility active in the energy sector controlled by the Provincia di Bolzano. Negotiations with few Italian companies operating in the energy sector, and with some Italian banks as well, are currently taking place. As a result of such negotiations AEM's stake in Delmi will decrease to a minimum level of



51%, in compliance with contractual agreements signed with EdF. AEM guarantees, to the exclusive benefit of EdF, the execution by Delmi of the contractual obligations on the basis of the abovementioned agreement and of the abovementioned shareholder agreement.

(H) **Advisors**

AEM is advised in every step of this deal by JPMorgan and Mediobanca as financial advisors and by Cleary Gottlieb Steen and Hamilton as legal advisor.

For further information:

Ufficio Stampa AEM S.p.A.
Tel. 027720.3093
ufficiostampa@aem.it

Investor Relations
Tel. 027720.3879
ir@aem.it

AEM SPA

EDF Electricité de France

COMMUNICATION PURSUANT TO ARTICLE 114 OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998

EDF and AEM have reached an agreement for the acquisition of joint control of Edison, and on the subsequent launch of a tender offer on Edison

- On 12 May 2005, EDF (directly and indirectly through a wholly owned special purpose vehicle), AEM and Delmi (a company 95% held by AEM and 5% by SEL) signed an agreement aimed at acquiring joint control of Edison.
- Such acquisition shall take place by means of a special purpose vehicle (NewCo), in which EDF and Delmi have equal holdings, which shall purchase from Italenergia Bis the ordinary shares and warrants of Edison held by it.
- Subsequently, in accordance with the law, NewCo shall launch a mandatory tender offer on Edison ordinary shares. At the same time, a voluntary tender offer shall also be launched on the warrants issued by Edison and convertible into ordinary shares of Edison. No tender offer shall be launched on Edison's savings shares.
- EDF and Delmi intend to manage Edison jointly, through NewCo, and keep Edison's ordinary and savings shares listed on the *Mercato Telematico Azionario*.

1. **Description of the Transaction**

The agreement signed among AEM S.p.A. ("**AEM**"), Delmi S.p.A. ("**Delmi**"), Electricité de France S.A. and WGRM Holding 4 S.p.A. (special purpose vehicle wholly owned by EDF) (jointly "**EDF**") on 12 May 2005 (the "**Agreement**") provides that, following acquisition of control of Italenergia Bis S.p.A. ("**IEB**") (an unlisted holding company, which currently holds approximately 63% of the ordinary share capital of Edison) by EDF or, possibly, where practicable, prior to such event, EDF shall use best efforts to procure that IEB sells to NewCo all of the ordinary shares of Edison S.p.A. ("**Edison**") of nominal value of Euro Euro 1 each, with regular entitlement (the "**Shares**"), and the warrants named "Edison ordinary warrants 2007" issued by Edison (each of which is convertible into a Share until 31 December 2007, the "**Warrants**"), held by IEB at the date of closing, at a price equal to Euro 1.55 per Share and to Euro 0.59 per Warrant, respectively. It is noted that IEB currently holds no. 2,631,736,000 Shares and no. 240,000 Warrants and, therefore, the maximum consideration for the acquisition would currently be equal to Euro 4,079 million.

As of today, Delmi is held at 95% by AEM and 5% by SEL S.p.A. ("**SEL**") . However, there are undergoing negotiations with certain Italian companies operating in the energy sector as well as certain financial institutions which would result in AEM holding not less than 51%. In such case, notwithstanding the majority stake held by AEM, Delmi will remain a mostly industrial partnership which might be joined by other operators active in the same sector interested in participating to such a strategic plan.

The Agreement provides that the transfer of the Shares and Warrants from IEB to NewCo shall take place within 25 calendar days from the date of EDF's acquisition of control of IEB and, in any event, not later than 31 December 2006. Pursuant to the Agreement, it is not excluded that the transfer of the Shares and Warrants from IEB to NewCo may also take place prior to EDF's acquisition of control of IEB.

In this respect, it should be mentioned that in September 2002, EDF entered into a series of put option agreements with Banca Intesa S.p.A. ("**Intesa**"), IMI Investimenti S.p.A. ("**IMI**"), Capitalia S.p.A. ("**Capitalia**"), Carlo Tassara Finanziaria S.p.A. ("**Tassara**") and Fiat Energia S.r.l. ("**Fiat**") for the purchase, *inter alia*, of the stakes held by them in IEB as well as, in respect to Intesa, IMI and Capitalia for the purchase of Shares held by them in Edison (the "**Put and Call Agreements**"). It is noticed that such Put and Call Agreements are currently subject to arbitration proceedings.

Considering that EDF currently holds approximately 18% of IEB's share capital and assuming the absence of regulatory restrictions on the exercise of the voting rights of EDF, it is envisaged that EDF shall acquire control over IEB, following the transfer to EDF of the stake in IEB held respectively by Intesa, IMI and Capitalia (equal to an aggregate of approximately 23.4% of IEB's share capital) and by Tassara (equal to an aggregate of approximately 20% of IEB's share capital) on the basis of the Put and Call Agreements. Such purchases would assign to EDF an overall stake of 61.4% of IEB's share capital.

At the same time as entering into the Agreement, AEM, Delmi, and EDF also signed a shareholders' agreement (the "**Shareholders' Agreement**") which shall govern, *inter alia*, the corporate governance regarding NewCo and Edison, limitations on the transfers of stakes in NewCo, as well as other provisions aimed at governing relations between the parties, regarding both NewCo and Edison. Specifically, the Shareholders' Agreement provides for the right of Delmi and EDF to each appoint half of the board of directors of NewCo and Edison. Moreover, Delmi shall have the right to appoint NewCo's managing director of NewCo, and Edison's chairman and chief financial officer. EDF shall have the right to appoint NewCo's chairman, and Edison's managing director and chief operating officer.

The Shareholders' Agreement shall come into force at the date on which NewCo acquires the Shares and Warrants held by IEB, and shall last three years.

The Shareholders' Agreement and the Agreement shall be published in compliance with the applicable law.

It should be mentioned that the carrying out of the above transaction (the "**Transaction**") is subject to the occurrence of various conditions, summarised below:

- the obligation for EDF and Delmi to use best efforts to procure that NewCo acquires the Shares and Warrants held by IEB, is conditional upon the prior authorisation from the

competent antitrust authorities for the acquisition of control of Edison by EDF and AEM or the relevant derogation;

- the obligation for Delmi to use best efforts to procure that NewCo acquires the Shares and Warrants held by IEB is conditional upon the fact that, at the date of such purchase, the shareholding held by Edison (and companies in its group) in AEM is less than 2% of AEM's share capital;

- EDF reserves the right not to conclude the Transaction and withdraw from the Agreement in the event that (i) on 27 May 2005, regulatory limitations to the exercise of voting rights still apply to EDF or EDF is subject to certain other regulatory restrictions; or (ii) before the acquisition of control of IEB by EDF, as a result of a Consob ruling, a court ruling or a change in law or regulation, the price of the MTO (as defined below) is higher than Euro1.86 per Share, as in details specified in the Agreement.

****

2. The mandatory tender offer (MTO) and the voluntary tender offer (VTO)

Within 30 calendar days of the acquisition of control of IEB by EDF, or, if earlier, of the transfer by IEB to NewCo of the Shares in its possession, NewCo (the "**Offeror**") will launch a mandatory tender offer (the "**MTO**") on the remaining Shares, in accordance with article 106, paragraph one, of legislative decree no. 58 of 24 February 1998 ("**CFA**"), as well as a voluntary tender offer (the "**VTO**") on the remaining Warrants in circulation. The MTO and VTO (the "**Tender Offers**") will be launched by NewCo only following the transfer from IEB to NewCo of all the Shares and Warrants held by IEB at the relevant closing date. No tender offer will be made on the savings shares of Edison.

The Tender Offers will take place in accordance with the following terms and conditions.

(A) Offeror

NewCo is a special purpose vehicle organized under the laws of Italy that will launch the Tender Offers and will be equally held by WGRM Holding 4 S.p.A. (company wholly owned by EDF), and Delmi, company controlled by AEM.

(B) Issuer

Edison is a joint stock company duly organized under the laws of Italy having its registered offices at Foro Buonaparte 31, Milan, with a share capital of Euro4,265,628,231 as at 30 April 2005, divided into 4,155,035,811 ordinary shares with a nominal value of Euro1 each and 110,592,420 saving shares with a nominal value of Euro1 each. The ordinary shares and saving shares of Edison are listed on *Mercato Telematico Azionario*, organised and managed by Borsa Italiana S.p.A. ("**Borsa Italiana**"). On 11 December 2002, the board of directors of Edison resolved,

inter alia, on the issue of the Warrants, 1,014,869,959 of which were outstanding as at 30 April 2005. Each Warrant may be converted into 1 Share at any time up to 31 December 2007 at a strike price of Euro 1 per Share.

(C) Financial instruments subject to the Tender Offers

(a) MTO

(a) The MTO will be in respect of 1,523,299,811 Shares representing 36.7% of the Edison ordinary capital as at 30 April 2005, that will be added to those deriving from the exercise of options allocated to the managers of Edison (equal to 7,819,269 as of 28 February 2005) and any conversion of Warrants.

(b) The MTO will not be in respect of the Shares held by the Offeror on that date following acquisition of the Shares held by IEB, which, as at 30 April 2005, were equal to 2,631,736,000 Shares representing approximately 63% of Edison ordinary capital.

(c) EDF will not tender into the MTO in respect of the Shares held by it on that date, which are currently equal to 96,796,470 Shares, to which it will be added the 123,396,768 Shares object of the Put and Call Agreement entered into with Intesa, IMI and Capitalia. Thus, notwithstanding that the maximum theoretical number of Shares that are subject to the MTO is equal to 1,531,119,080 (assuming that the Offeror will purchase from IEB the Shares held by it as at 30 April 2005), the maximum effective number of Shares which may be tendered is equal to 1,310,925,842 Shares, in both cases in addition to those deriving from the conversion of the Warrants.

(b) VTO

The VTO will be in respect of all the Warrants in circulation on the date of the VTO, with the exception of the Warrants held by the Offeror on that date following acquisition of the Warrants held by IEB. It is specified that the Warrants in circulation as at 30 April 2005, with the exception of those held by IEB and EDF, were equal to 1,018,629,959.

(a) EDF will not tender into the VTO in respect of the Warrants held by it on that date, which are currently equal to 95,235,661. Thus, notwithstanding that the maximum theoretical number of Warrants that are subject to the VTO is equal to 1,018,629,959 (assuming that the Offeror will purchase from IEB the Warrants held by it as at 30 April 2005), the maximum effective number of Warrants which may be tendered is equal to 923,376,298 Warrants.

(D) Consideration for the Tender Offers

(b) The Offeror will pay to each participant to the MTO the consideration determined in accordance with the law amounting to Euro 1.86 per share.

Such consideration is equal to the arithmetic mean, rounded up, of:

(1) the weighted average stock market price of the Shares during the 12 months preceding this communication, which is equal to Euro 1.53 per Share;

and

(2) the highest purchase price agreed by EDF for acquisition of Shares during the same 12-month period as stated in (i) above, which is equal to Euro 2.18 per Share as implicitly resulting from the Put and Call Agreements.

(c) Assuming a tender of 100% on the basis of the maximum effective number of Shares indicated in paragraph 2(C), the total maximum consideration will be equal to Euro 2,438 million.

(d) Assuming a tender of 100% on the basis of the maximum effective number of Warrants indicated in paragraph 2(C), the total maximum consideration will be equal to Euro 803 million.

(E) Guarantees for payment of consideration

The Offeror will provide, before the commencement of the Tender Offers, adequate bank guarantees or equivalent guarantees.

(F) Markets on which the Tender Offers will be launched

The Tender Offers will be launched in Italy only. The Tender Offers will be made on the same conditions to all holders of Shares and to all holders of Warrants.

(G) Offeror, EDF, AEM and Delmi's participation in Edison

At the date of this communication, EDF holds directly 96,796,470 Shares, accounting for 2.3% of the ordinary capital of Edison as at 30 April 2005, and 95,253,661 Warrants; Delmi and AEM hold no Shares or Warrants. Following the closing of the abovementioned Put and Call Agreements with Intesa, IMI and Capitalia, EDF will hold in the aggregate 220,193,238 Shares, representing 5.3% of the ordinary capital of Edison as at 30 April 2005.

Following the purchase by NewCo of the Shares and Warrants held by IEB (and assuming that this purchase is in relation to the entire package of Shares and Warrants currently held by IEB), NewCo will hold 2,631,736,000 Shares, representing approximately 63% of the ordinary capital of Edison as at 30 April 2005, and 240,000 Warrants.

(H) Deadline for the launch of the Tender Offers and tendering period

The Tender Offers will be launched within 30 calendar days of EDF's acquisition of control of IEB or, if earlier, the acquisition by NewCo of the Shares and Warrants held by IEB.

It is anticipated that this acquisition of control of IEB will take place no earlier than July 2005 subject to obtaining necessary antitrust authorisations or respective derogation. However the Put and Call Agreements, the closing of which results in the acquisition of control of IEB, are currently the subject of arbitration proceedings, and the timing for the respective closings cannot be precisely identified *a priori*.

In any case, the Tender Offers will be launched by NewCo only after purchasing from IEB all the Shares and Warrants which were held by IEB.

The duration of the tendering period to the Tender Offers will be determined in accordance with the applicable law and regulation, and will be agreed upon with *Borsa Italiana*.

(I) Purposes of the Transaction

Through the Transaction, EDF and Delmi aim at acquiring, through NewCo, joint control of Edison, one of the biggest companies in terms of dimension and growth perspectives, in the Italian electricity and gas market. EDF and Delmi believe that, thanks to the Transaction, significant industrial synergies among their respective activities (including those carried out by the shareholders of Delmi) and those of Edison. EDF and Delmi intend to jointly operate Edison through NewCo. The Shares and the savings shares of Edison will be kept listed on the *Mercato Telematico Azionario*.

(J) Residual tender offer

Should the Offeror, together with Delmi, EDF and AEM come to hold an aggregate shareholding in the ordinary capital of Edison higher than the relevant threshold pursuant to article 108 CFA, the Offeror will not launch a residual tender offer, but will restore the free float to a sufficient extent to ensure normal trading in accordance with article 108, CFA.

(K) Squeeze-out right

Should the Offeror, together with Delmi, EDF and AEM, following the Tender Offers, should come to own a shareholding of more than 98% of the ordinary capital of Edison, the Offeror will not exercise the right to acquire the remaining portion of the ordinary capital of Edison in accordance with article 111, CFA.

* * *

For any further information, please contact:

Ufficio Stampa AEM S.p.A.
AEM S.p.A.
Corso di Porta Vittoria, 4
20121 Milan
Tel.: +39 02 77 20 30 93
e-mail: ufficiostampa@aem.it
web: http://www.aem.it

Mr. Frédéric Belloy
Electricité de France S.A.
22-30 Avenue de Wagram
75008 Paris
Tel.: +33 (0) 1 40 42 22 22
e-mail: frederic.belloy@edf.fr
web: http://www.edf.fr

Investor Relations
Tel: +39 02 77203879
e-mail: ir@aem.it

Milan, 13 May 2005